Exhibit 99.1

Cummins Westport ISX12 G Receives 2013 U.S. EPA Certification

VANCOUVER, March 21, 2013 /CNW/ - Cummins Westport announced today that it has received certification for its Cummins Westport ISX12 G engine from the U.S. Environmental Protection Agency (EPA), meeting both the EPA 2013 regulations and the new greenhouse gas and fuel-efficiency rules that will take effect in 2014. Limited production of the ISX12 G begins in April, with full production scheduled to start in August.

"With EPA certification, the Cummins Westport ISX12 G engine meets exacting North American emissions standards," said Jim Arthurs, President, Cummins Westport. "Our field tests have had good results, and we're pleased to achieve this important certification milestone. We're truly looking forward to starting production of this engine next month."

The ISX12 G natural gas engine is based on the Cummins ISX12 diesel engine platform and operates exclusively on natural gas (compressed natural gas or liquefied natural gas) utilizing Cummins Westport's proprietary spark-ignited, stoichiometric combustion with cooled exhaust gas recirculation (SEGR)  technology, first introduced with the Cummins Westport ISL G.

The Cummins Westport ISX12 G will be on display at the Cummins booth at the Mid-America Trucking Show.  It will also be featured in trucks on display by Freightliner, Kenworth, Mack, Peterbilt, and Volvo.

About Cummins Westport Inc.

Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for medium- and heavy-duty transportation applications such as trucks and buses. Cummins Westport is a joint venture of Cummins Inc. (NYSE: CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT/TSX: WPT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport's business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the estimated timing for limited and full production of the ISX12 G engine.  These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities legislation.

SOURCE: Cummins Westport Inc.

%CIK: 0001370416

For further information:

Inquiries:

Cummins Westport Inc. / Westport Innovations Inc.
Darren Seed
Vice President, Investor Relations & Communications
Phone: 604-718-2046
Email: invest@westport.com
Web: www.westport.com

Cummins Inc.
Jon Mills
External Communications
Phone: 317-658-4540
Email: jon.mills@cummins.com
Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 08:00e 21-MAR-13